UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1 TO

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

LINN ENERGY, LLC

(Names of Subject Company)

LINNCO, LLC

(Names of Filing Persons (Offeror))

UNITS REPRESENTING LIMITED LIABILITY COMPANY INTERESTS

(Title of Class of Securities)

536020100

(CUSIP Number of Class of Securities)

Candice J. Wells

Senior Vice President, General Counsel and Corporate Secretary

LinnCo, LLC

600 Travis, Suite 5100

Houston, Texas 77002

(281) 840-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Matthew R. Pacey

Kirkland & Ellis LLP

600 Travis, Suite 3300

Houston, Texas 77002

(713) 835-3600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$159,187,173.06	$16,030.15

*	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, based on the product of (i) $0.71, the average of the high and low sales prices per unit of Linn Energy, LLC units representing limited liability company interests (“LINN Energy units”) on March 18, 2016, as reported by the NASDAQ Global Select Market, and (ii) 224,207,286 (the maximum number of LINN Energy units that may be exchanged in the transaction for the common shares representing limited liability company interests of LinnCo, LLC). The registration fee was paid on March 22, 2016 in connection with the filing of the original Registration Statement on Form S-4.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.0001007 multiplied by the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $16,030.15	Filing Party: LinnCo, LLC
Form or Registration No.: Form S-4	Date Filed: March 22, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 22, 2016 (as amended and supplemented from time to time, the “Schedule TO”) by LinnCo, LLC, a Delaware limited liability company (“LinnCo”), relating to the offer by LinnCo to exchange for each outstanding unit representing limited liability company interests in Linn Energy, LLC, a Delaware limited liability company (“LINN Energy”), an affiliate of LinnCo, one common share representing limited liability company interests in LinnCo (such offer, on the terms and subject to the conditions and procedures set forth in the prospectus/offer to exchange, dated April 5, 2016 (the “Prospectus/Offer to Exchange”), and in the related amended and restated letter of transmittal (the “Letter of Transmittal”), together with any amendments or supplements thereto, the “Offer”).

On March 22, 2016, LinnCo filed a Registration Statement on Form S-4 (File No. 333-210331) and on April 5, 2016, LinnCo filed Amendment No. 1 to Registration Statement on Form S-4 (as amended, the “Registration Statement”), of which the Prospectus/Offer to Exchange forms a part. The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange and the Letter of Transmittal, which are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, hereto. Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus/Offer to Exchange and the Letter of Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by LinnCo, is hereby expressly incorporated into this Schedule TO by reference in response to Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided for in this Schedule TO by reference.

All of the information regarding the Offer as set forth in the Schedule TO, including all exhibits thereto, that were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided for herein and to the extent amended and supplemented by the exhibits filed herewith. Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Schedule TO.

Item 3.	Identity and Background of Filing Person.

Item 3 of the Schedule TO is hereby amended and restated as follows:

(a), (b) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Annex A—Information Concerning LinnCo, LLC” and “Annex B—Information Concerning Linn Energy, LLC” are incorporated into this Schedule TO by reference.

(c) The information with respect LinnCo’s and LINN Energy’s directors and executive officers is set forth in “Annex A—Management” and “Annex B—Management,” respectively, in the Prospectus/Offer to Exchange and is incorporated into this Schedule TO by reference.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and restated as follows:

(a) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Summary,” “Questions and Answers About the Offer,” “The Offer—General,” “The Offer—Expiration Date,” “The Offer—Extension, Termination and Amendment of the Offer,” “The Offer—Withdrawal Rights,” “The Offer—Procedure for Tendering,” “The Offer—Exchange of LINN Energy Units; Delivery of LinnCo Shares,” “Comparison of Unitholders’ and Shareholders’ Rights” and “Material U.S. Federal Income Tax Consequences” are incorporated into this Schedule TO by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Item 5 of the Schedule TO is hereby amended and restated as follows:

(a), (b) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “The Offer—Material Contracts and Arrangements with LINN Energy” and “Annex A—Management” are incorporated into this Schedule TO by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

Item 6 of the Schedule TO is hereby amended and restated as follows:

(a), (c)(1-7) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Questions and Answers about the Offer,” “The Offer—Purpose of the Offer,” “The Offer—Background of the Offer,” “The Offer—Effect of the Offer on the Market for the LINN Energy Units; NASDAQ Listing; Registration Under the Exchange Act” and “The Offer—Plans for LINN Energy” are incorporated into this Schedule TO by reference.

Item 10.	Financial Statements.

Item 10 of the Schedule TO is hereby amended and restated as follows:

(a) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Selected Historical Financial Data of LinnCo,” “Selected Historical Financial Data of LINN Energy,” “Comparative per Share/Unit Data” and “Annex A—LinnCo Financial Statements” are incorporated into this Schedule TO by reference.

(b) The information set forth in the sections of the Prospectus/Offer to Exchange entitled “Comparative per Share/Unit Data,” “Selected Unaudited Pro Forma Condensed Combined Financial Data,” and “Unaudited Pro Forma Condensed Combined Financial Statements” are incorporated into this Schedule TO by reference.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and restated as follows:

Exhibit No.	Description

(a)(1)(A)	Prospectus/Offer to Exchange (incorporated by reference to Amendment No. 1 to LinnCo’s Registration Statement on Form S-4 filed on April 6, 2016 (the “Form S-4”)).

(a)(1)(B)	Form of Amended and Restated Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Form S-4).

(a)(1)(C)	Press Release dated March 22, 2016 (incorporated by reference to Exhibit 99.1 to LinnCo’s Current Report on Form 8-K filed on March 22, 2016).

(a)(4)	Exhibit (a)(1)(A) is incorporated by reference.

(a)(5)(A)	Investor Presentation (incorporated by reference to LinnCo’s filing pursuant to Rule 425 on March 23, 2016).

(a)(5)(B)	Press Release issued by LINN Energy, dated April 5, 2016 (incorporated by reference to LINN Energy’s filing pursuant to Rule 425 on April 6, 2016).

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)(1)	Opinion of Kirkland & Ellis LLP as to certain tax matters (incorporated by reference to Exhibit 8.1 to the Form S-4).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2016

LINNCO, LLC

By:	/s/ Candice J. Wells
Name:	Candice J. Wells
Title:	Senior Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Prospectus/Offer to Exchange (incorporated by reference to Amendment No. 1 to LinnCo’s Registration Statement on Form S-4 filed on April 6, 2016 (the “Form S-4”)).

(a)(1)(B)	Form of Amended and Restated Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Form S-4).

(a)(1)(C)	Press Release dated March 22, 2016 (incorporated by reference to Exhibit 99.1 to LinnCo’s Current Report on Form 8-K filed on March 22, 2016).

(a)(4)	Exhibit (a)(1)(A) is incorporated by reference.

(a)(5)(A)	Investor Presentation (incorporated by reference to LinnCo’s filing pursuant to Rule 425 on March 23, 2016).

(a)(5)(B)	Press Release issued by LINN Energy, dated April 5, 2016 (incorporated by reference to LINN Energy’s filing pursuant to Rule 425 on April 6, 2016).

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)(1)	Opinion of Kirkland & Ellis LLP as to certain tax matters (incorporated by reference to Exhibit 8.1 to the Form S-4).

4